Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On November 3, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES SENDS LETTER TO TERRA INDUSTRIES STOCKHOLDERS

DEERFIELD, IL, November 3, 2009 – CF Industries Holdings, Inc. (NYSE: CF) today sent the following letter to the stockholders of Terra Industries Inc. (NYSE: TRA).

*** IMPORTANT UPDATE ***

CF INDUSTRIES IMPROVES OFFER TO OVER $40.50 PER SHARE FOR TERRA
INDUSTRIES

Dear Terra Industries Stockholder:

On November 1, 2009, CF Industries announced that we have improved our offer to acquire Terra Industries by proposing to pay $32.00 in cash and 0.1034 of a share of CF Industries common stock for each share of Terra common stock (including the $7.50 per share special cash dividend declared by Terra).  We have changed the structure of our offer to a mostly cash transaction (from an all-stock transaction) to provide you with certainty on value as well as closing.  The value of our offer is $40.61 per share, based on the closing price for CF Industries common stock on Friday, October 30, 2009, the last trading day before our announcement.  Using that same day for Terra’s closing share price, our offer represents what we believe to be an approximately 40% premium to the price at which Terra shares would have traded without takeover speculation in the stock.

The strategic benefit of combining these two great companies is undeniable and the transaction is in the best interests of Terra stockholders.

Terra’s annual meeting on November 20, 2009 is fast approaching.  CF Industries is nominating three highly qualified, independent nominees to Terra’s board of directors.  Now is the time to advance CF Industries’ proposal to acquire Terra by electing our director nominees at Terra’s annual meeting.  We urge you to vote FOR our nominees on the enclosed BLUE proxy card TODAY.

CF INDUSTRIES’ OFFER PROVIDES CERTAINTY ON VALUE FOR TERRA
STOCKHOLDERS

Our offer is equivalent to a multiple of 7.1 times trailing 12-months EBITDA, a very compelling multiple in and of itself and also when it is compared to precedent transactions in the fertilizer industry.  The substantial cash we are offering of $32.00 per share (including the $7.50 per share special cash dividend declared by Terra) provides significant certainty on value for Terra stockholders, and is above the closing price of Terra shares on Friday, October 30, 2009.  In addition, we are offering you a stock component equal to 0.1034 of a share of CF Industries common stock for each share of Terra common stock you own.  We continue to expect substantial value creation from synergies of up to $135 million annually and the stock component of our offer will allow you to participate in the potential upside of the combined company.

CF INDUSTRIES HAS COMMITTED FINANCING FOR THE TRANSACTION AND
WOULD BE ABLE TO CLOSE PROMPTLY

Morgan Stanley has committed $2.5 billion to provide the funds required for the transaction.  The combined company will have a strong balance sheet and an enhanced financial platform with approximately $6 billion in total enterprise value.  Our offer is not subject to a financing condition or to the approval of CF Industries stockholders.  We have satisfied all anti-trust regulatory conditions that are required to close the transaction.  In short, we are ready to close this transaction promptly at an extremely compelling price for your Terra shares.

YOUR ELECTION OF OUR NOMINEES WILL DEMONSTRATE YOUR SUPPORT
FOR CF INDUSTRIES’ PROPOSAL TO ACQUIRE TERRA

We believe our proposal to acquire Terra Industries is in the best interests of both companies’ stockholders and look forward to your support for this important transaction and our highly qualified, independent nominees – John N. Lilly, David A. Wilson and Irving B. Yoskowitz.  We urge you to submit your vote on the BLUE proxy card without delay.

Sincerely,

Stephen R. Wilson
Chairman, President, and CEO
CF Industries Holdings, Inc.

YOUR VOTE IS IMPORTANT!

If you hold shares in your name, please follow the simple instructions on the enclosed BLUE proxy card to vote TODAY—by telephone, by Internet or by signing, dating and returning the BLUE proxy card.

If you hold in “street-name” your bank or broker will vote your shares on your behalf only upon your specific instruction.  Please use the enclosed BLUE instruction form TODAY to tell your bank or broker to vote FOR our nominees.

You may instruct your broker by telephone, by Internet or by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3507.

***********

Supplemental Information

On November 1, 2009, CF Industries delivered a letter to the Terra Board of Directors containing a proposal to acquire Terra for consideration per share of Terra common stock of 0.1034 of a shares of CF Industries common stock and $32.00 in cash (including the $7.50 per share of Terra common stock special cash dividend declared by Terra on October 29, 2009 and payable on December 11, 2009 to holders of record on November 23, 2009).

CF Industries has obtained committed financing of up to $2.5 billion to provide the funds required in connection with the transaction, including the refinancing of Terra’s indebtedness.  The transaction is not subject to a financing condition.  CF Industries’ proposal is subject to approval by the Terra Board of Directors, approval of Terra stockholders, entering into a definitive merger agreement with customary conditions and confirmatory due diligence.  Unless CF Industries and Terra enter into a merger agreement by November 30, 2009, CF Industries’ financing commitment would expire.  CF Industries has the right to extend the financing commitment until December 31, 2009, subject to there not having been a disruption in the financing markets.  Accordingly, CF Industries reserves the right to withdraw its proposal to acquire Terra if a merger agreement is not entered into by November 30, 2009.

On November 1, 2009, Terra issued a press release confirming receipt of CF Industries’ revised proposal and stating that the Terra Board of Directors would consider the proposal in due course.

**********

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 – thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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